Mail Stop 4561

February 12, 2007

By U.S. Mail and Facsimile (203) 338-3600

John A. Klein
Chairman, Chief Executive Officer, and President
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

**Re: People's United Financial, Inc.
        Amendment No. 3 to the Registration Statement on Form S-1
        Filed February 2, 2007
        File No. 333-138389**

Dear Mr. Klein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation of Directors and Executive Officers, page 163

1.   The Summary Compensation Table should follow the Compensation and Analysis. The director compensation information should follow in the sequence set forth in Item 402 of Regulation S-K.

Tax Opinion; Exhibit 8.1

2.   We note that you have filed all outstanding exhibits in response to our former comment
        1; however, please make sure to file a final dated version of your tax opinion with your
        next amendment. Please make sure all current blanks have been filled in before filing.

Interest of Certain Persons in the Matters To Be Acted Upon, page 224

3.   We note the added disclosure in response to our former comment 13 detailing the
        benefits to management as a result of the conversion and subsequent offering; please
        provide one section which provides investors with a cumulative value of these benefits
        for each of the beneficiaries.

4.   The tables which show the value of grants at the minimum and maximum offering range
        should also show the maximum as adjusted. Please revise.

                                    *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: V. Gerard Comizio, Esq.
Matthew Dyckman, Esq.
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, N.W.
Suite 800
Washington, D.C. 20006